

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

Via e-mail
Mr. Garry L. Anselmo
Chief Executive Officer
Silverado Gold Mines Ltd.
5455 152nd Street, Suite 308
Surrey, BC V3S 5A5
Canada

> **Re: Silverado Gold Mines Ltd.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended November 30, 2010**
> **Filed December 12, 2011**
> **Response Letter Dated September 9, 2011**
> **File No. 000-12132**

Dear Mr. Anselmo:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended November 30, 2010
Filed December 12, 2011

Directors, Executive Officers, and Corporate Governance, page 52

1. We note that on page 53, you state that your audit committee was comprised of Messrs. Stuart McCulloch and Gary Anselmo. We also note, however, that in your letter dated September 9, 2011, you included draft disclosure that indicated that your audit committee was comprised of your entire board of directors, consisting of Messrs. Donald Balletto and Gary Anselmo. Please ensure that your disclosure accurately identifies the members of your audit committee.

Engineering Comments

2.   We note your response to our comment number 6 from our letter dated August 30, 2011. We are unable to locate any capital or operating costs associated with your level development or access ramp development in your financial model. Please tell us if you have included the costs associated with the development of your orebody in your financial analysis associated with your probable reserve.

3.   We note your response to our comment number 6 from our letter dated August 30, 2011. In addition, we note on page 25 of your amended 10-K that you disclose metal prices of $1100/ounce for gold and $5/lb for Antimony. Your technical reports indicate you used metal prices of $700/ounce for gold and $2.25/lb for antimony in the calculation of your mineral reserves. Please explain to us why these numbers are different and, if necessary, modify your disclosure accordingly.

Closing Comments

        You may contact James Giugliano at (202) 551-3319 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director